PETERSEN & FEFER
Attorneys at Law

Telephone 4126 684-0500	Chateau de Barbereche	Facsimile 4126 684-0505
Switzerland 1783 Barbereche
Houston Voicemail/Fax	E-mail	New York Voicemail/Fax
(281) 596-4545	jlp@ipo-law.com	(212) 401-4750

July 28, 2005

SUBMITTED AS CORRESPONDENCE ON THE EDGAR SYSTEM

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

Re: Axion Power International, Inc.
Form SB-2 Registration Statement
Commission File No. 333-124317

This office represents Axion Power International, Inc. in connection with certain legal matters, including compliance with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. The enclosed Post Effective Amendment to the referenced Form SB-2 Registration Statement has been filed for the principal purpose of:

•	Disclosing the terms of certain early exercise and conversion incentives that the issuer plans to offer to certain holders of warrants and convertible preferred stock; and

•
Disclosing our filing of an adversary proceeding in the U.S. Bankruptcy Court for the purpose of obtaining a declaratory judgment against William M. Noall, the Chapter 11 trustee for Mega-C Power Corporation and Sally Fonner, the trustee of the Trust for the Benefit of the Shareholders of Mega-C Power Corporation.

As required by Rule 310 of Regulation S-T, we have provided a marked copy that identifies the changed material. In order to facilitate the staff’s review of the amendment, the following sections highlight the principal changes in the post-effective amendment.

Early exercise and conversion incentives

The outside front cover has been modified to disclose the terms of the proposed early exercise and conversion incentives and update the number of securities issuable and the anticipated proceeds to be received by the company.

Parallel disclosure has been added throughout the prospectus, particularly in our MD&A (page 19), our description of capital stock (pages 45 through 47) and our principal and selling stockholders tables (pages 48 through 52.)

Legal proceedings

Page 4 of the prospectus summary has been updated to disclose recent events that have arisen in connection with the Chapter 11 bankruptcy of Mega-C Power Corporation. The most notable event was our recent decision to file a Complaint for Declaratory Judgment against the Chapter 11 trustee and the Mega-C Trust.

Parallel disclosure has been added to our risk factors disclosure (page 9), our MD&A (page 18) and our legal proceedings disclosure (page 33).

Since the filing of a declaratory judgment action represents a significant shift in our litigation posture, we have also filed a Current Report on Form 8-K that includes a copy of our adversary complaint and all exhibits thereto.

Closing

We trust that the changes in Post-Effective Amendment No. 1 and our supplemental explanation will facilitate the review process. If we receive telephone confirmation that no comments will be forthcoming, we intend to request an immediate order of effectiveness for the post-effective amendment. If you have comments and believe a second post-effective amendment will be required, we would appreciate a prompt phone call to advise when comments can be expected.

Please do not hesitate to contact me directly by telephone or e-mail if I can be of assistance in your review of the amendment and our responses to the Staff’s comments. Our local time in Switzerland is Washington D.C., time, plus 6 hours and my office number is 011-4126-684-0500. If you prefer, you may also leave a voice mail message for me at either (212) 401-4750 or (281) 596-4545.

Very truly yours,
Petersen & Fefer
/s/
John L. Petersen
Attorney at Law

cc: Thomas Granville